

Mail Stop 3720

September 25, 2009

Via U.S. Mail and Facsimile (580) 436-7412
Mr. Randy Harp
Chief Operating Officer
Pre-Paid Legal Services, Inc.
One Pre-Paid Way
Ada, Oklahoma 74820

> RE: **Pre-Paid Legal Services, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-09293**

Dear Mr. Harp:

We have reviewed your response letter dated September 1, 2009 and have the following additional comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

Description of Memberships

1. We note your response to our prior comment four in our letter dated August 11, 2009. However, we note that many of your membership plans allow for members to purchase optional benefits for an additional fee. For example, we note that you offer additional pre-trial hours as an option, or add-on, to the basic Trial Defense plan for an additional fee of $9.00 per month. Tell us whether or not you considered members' purchases of optional benefits when responding to our prior comment four in our letter dated August 11, 2009. If not, disclose the number of engagements between members and provider law firms and how often the engagement led to additional fees being paid by members for optional benefits to the provider law firms.

2. We note your disclosure that "[b]ecause the fixed fee payments by us to provider law firms do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to us in managing claims risk." Expand your disclosure to discuss the specific advantages the capitated system allows for in managing your claims risk.

Provider Law Firms

3. We note your response to our prior comment seven in our letter dated August 11, 2009, that provider law firms coordinate referrals based on the member's legal needs and the location of the courts. Please further discuss whether or not members' benefits carry over to the local attorneys when referred; or, does the member have to pay additional fees to the local attorney after referral? In addition, discuss how the provider law firms coordinate referrals based on the member's legal needs. For instance, are specific legal issues or legal matters referred to non-provider attorneys based on expertise?

Item 1A. Risk Factors

4. We note your response to our prior comment 11 in our letter dated August 11, 2009. However, revise your disclosure to specifically discuss the effect the repurchases of your stock have had on your stock price, earnings per share and cash flow. In addition, discuss the impact any future treasury stock purchases may have on your financial results.

Item 7. MD&A of Financial Condition and Results of Operations

Overview of Our Financial Model

5. We note your response to our prior comment 12 in our letter dated August 11, 2009. However, we note that a tabular presentation of the information previously requested would provide investors with much clearer insight into the fundamentals of your business. Please revise.

6. We refer to your response to our prior comment 13 in our letter dated August 11, 2009, where you state that your focus is on making changes to your marketing methods, incentives and methods of distribution. Expand your disclosure to specifically discuss what changes you are referring to. In addition, discuss the potential impact these changes may have on your financial condition and results of operations.

Note 17 – Segment Information

7. We have reviewed your response to comment 16 from our letter dated August 11, 2009, and the information provided in your weekly production summary and monthly production summary. You state that the provided reports are your "primary management tools." Tell us if your chief operating decision maker receives other reports with financial information on a monthly or other periodic basis. Please confirm that you have given us a copy of all reports provided to your chief operating decision maker.

8. You also state that your "financial model is a unit model with similar operating & profit margins for all units." Please describe these units and tell us whether these units are represented by the line items on the weekly production summary and monthly production summary you provided. Also tell us the meaning of each of the acronyms on these reports.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Certain Relationships and Related Party Transactions

9. Revise your disclosure, if applicable, to discuss all affiliate or related party sales of common stock back to the company since the beginning of the last fiscal year. Refer to Item 404 of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director